TSX/NYSE/PSE: MFC	SEHK: 945

For Immediate Release
March 7, 2016

Pamela O. Kimmet appointed to Manulife’s Board of Directors

Toronto - Manulife Financial Corporation and The Manufacturers Life Insurance Company today announced that Pamela O. Kimmet has been appointed to their Board of Directors, effective March 7, 2016.  With the addition of Ms. Kimmet, 36% of Manulife’s independent directors are women.

Ms. Kimmet is Senior Vice President, Human Resources, Coca Cola Enterprises Inc., a publicly traded beverage marketer, producer, and distributor and one of the world’s largest independent Coca-Cola bottlers, a position she has held since 2008.

Ms. Kimmet has extensive human resources leadership experience, including in the financial services industry with senior positions at Bear, Stearns & Company, Inc. and Citigroup, Inc.  From 2001 to 2006, she served as senior vice president, human resources, for Lucent Technologies.  While at Citigroup, from 1996 to 2000, Ms. Kimmet held various leadership positions of increasing responsibility in the company's compensation and benefits department.  She started her career at General Motors Corporation, where she worked in a number of human resources roles.

“Pam has a great deal of experience in many diverse industries,” said Richard DeWolfe, Chairman of the Board, Manulife.  “Her more than 25 years in talent management, compensation and organization design make her an invaluable addition to the Management Resources and Compensation Committee as well as the Risk Committee of the Board.”

Ms. Kimmet is a fellow of the National Academy of Human Resources; Vice Chair of the HR Policy Association, and Chair of its Center for Executive Compensation, former Chair of the National Business Group on Health; and a member of the Personnel Roundtable.  She holds an MBA from Michigan State University and a Bachelor of Science in Industrial and Labor Relations from Cornell University.

About Manulife

Manulife Financial Corporation is a leading international financial services group providing forward-thinking solutions to help people with their big financial decisions.  We operate as John Hancock in the United States, and Manulife elsewhere.  We provide financial advice, insurance and wealth and asset management solutions for individuals, groups and institutions.  At the end of 2015, we had approximately 34,000 employees, 63,000 agents, and thousands of distribution partners, serving 20 million customers.  At the end of December 2015, we had $935 billion (US$676 billion) in assets under management and administration, and in the previous 12 months we made more than $24.6 billion in benefits, interest and other payments to our customers.  Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years.  With our global headquarters in Toronto, Canada, we trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.  Follow Manulife on Twitter @ManulifeNews or visit www.manulife.com or www.johnhancock.com.

Media Contact: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com

Manulife.com